Dutch Assets Sale and Transfer Agreement

Dutch Assets Sale and Transfer Agreement

between

Alpha Security Products B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of the Netherlands, having its corporate seat in Hoofddorp, the Netherlands, and with office address at Saturnmusstraat, 212132 HG, Hoofddorp, the Netherlands,

- "Transferor" -

and

Checkpoint Meto Benelux B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of the Netherlands, having its corporate seat in Nieuwegein, the Netherlands, and with office address at Coltbaan 21, 3439 NG, Nieuwegein, the Netherlands,

- "Transferee" -

- each of them herein also referred to individually as a “Party” and collectively as the “Parties” -
dated 1 November 2007

LIST OF ANNEXES:

Annex 3:  List of movable tangible assets, which the Transferor sells, and the Transferee purchases;

Annex 4.1a: List of accounts receivable and other amounts due from third parties arising out of the conduct of the Dutch Acquired Business to be transferred;

Annex 4.1b): List of accounts receivable and other amounts due from third parties arising out of the conduct of the Dutch Acquired Business not to be transferred;

Annex 7.1: The contracts including all rights and obligations resulting from the contracts and contractual offers (contractual relationships) of the Dutch Acquired Business; and

Annex 8.2: The Transferor's employment relationships transferring to the Transferee.

Preamble

(A) CHECKPOINT SYSTEMS, INC., a Pennsylvania corporation (the “Purchaser”) and ALPHA SECURITY PRODUCTS, INC., an Ohio corporation have entered into an Asset Purchase Agreement dated November 1, 2007 (the “Purchase Agreement”), whereby the Purchaser has agreed to purchase certain Acquired Assets and assume the Assumed Liabilities of the Business (as defined in the Purchase Agreement). The parties are aware of the contents of the Purchase Agreement and of the fact that these contents may affect them.

(B) The Transferor is an direct subsidiary of Alpha Security Products, Inc. The Transferee is an (indirect) subsidiary of Checkpoint Systems, Inc. Transferor and/or the Transferee are third party beneficiaries to the Purschase Agreement as set out in section 1.9 of the Purchase Agreement.

(C) The Transferor owns the assets related to the Business in the Netherlands (the “Dutch Acquired Business”) and intends to sell and transfer the Dutch Acquired Business as provided for in the Purchase Agreement. It is agreed between parties that “the Transferred Assets” (Clause 3.1), “other assets” being accounts receivable/ advertising material/ prepaid expenses (Clause 4), books and records (Clause 5), contract rights (Clause 7), employment relationships (Clause 8) and permits (Clause 9) are part of the Dutch Acquired Business.

(D) The Purchaser has designated the Transferee to acquire the assets from the Transferor in accordance with the terms of the Purchase Agreement.

(E) Therefore, pursuant to the Purchase Agreement, the Transferor desires to sell, assign and transfer to the Transferee and the Transferee desires to purchase and acquire from the Transferor all of the assets and to assume certain obligations, under the terms and conditions hereinafter set forth.

NOW, THEREFORE, pursuant to the terms and conditions of the Purchase Agreement, the Parties hereto agree as follows:

1.	Reference to Purchase Agreement

1.1
Unless otherwise indicated, the terms used in this Agreement shall have the meanings attributed to them in the Purchase Agreement and all definitions set forth in the Purchase Agreement shall also apply to this Agreement.

1.2	In case of a conflict between this Agreement and the Purchase Agreement the following shall apply:

a)	Subject to clause b) below the Purchase Agreement shall prevail over this Agreement;

b)	Clauses 11 and 12.2 of this Agreement shall prevail over the Purchase Agreement.

1.3	“Effective Date” as used in this Agreement shall have the meaning of “Closing Date” in the Purchase Agreement, except that the effective time shall be deemed to be 11:59pm local Netherland time.

2.	Sale of the Dutch Acquired Business

2.1
The Transferor hereby sells and the Transferee hereby purchases the Dutch Acquired Business for a purchase price of US$20 million, the specific allocation relative to the assets of the Dutch Acquired Business shall be provided in a manner similar to that described in Section 1.7 of the Purchase Agreement.

2.2	The Transfer of the assets belonging to the Dutch Acquired Business shall be governed by this Agreement. Any transfer shall become effective on the Effective Date.

3.	Transfer of Equipment and Inventory

3.1	The Transferor andtransfers on the Effective Date to Transferee agree to , who will then accept this transfer the movable tangible assets (roerende zaken) listed in Annex 3 (“Transferred Assets”).

To the extent that, on the Effective Date, any retention of title rights exist in favour of third parties in respect of any Transferred Asset or such Transferred Assets have been transferred to third parties by way of a security transfer, the Transferor and the Transferee agree to transfer to the Transferee all contingent rights existing in favor of the Transferor at the Effective Date.

3.2	The Transferee shall assume any risk of loss and all obligations to insure the Transferred Assets, as of the date and time of transfer.

3.3
To the extent the Transferee does not obtain possession of individual assets by means of physical delivery (bezitsverschaffing) in accordance with section 3:90 of the Dutch Civil Code, but such assets remain in the possession of the Transferor, the Transferor and the Transferee agree that from the Effective Date such assets are to be kept in safe custody by the Transferor for the Transferee and that the delivery required in respect of the transfer of title of such assets will take place by a delivery (bezitsverschaffing) constitutum possessorium in accordance with section 3:115 sub a of the Dutch Civil Code. To the extent that certain assets are in the possession of third parties on the Effective Date, delivery takes place by a delivery (bezitsverschaffing) traditio longa manu pursuant to section 3:115 sub c of the Dutch Civil Code. As soon as practically possible after the Effective Date the Parties shall jointly prepare a list of all tangible assets whose possession has been transferred to the Transferee by physical delivery (bezitsverschaffing), whose possession will be transferred by delivery (bezitsverschaffing) constitutum possessorium and whose possession will be transferred by delivery (bezitsverschaffing) traditio longa manu.

The Transferee will notify the transfer of the tangible assets whose possession has been transferred to the Transferee by delivery (bezitsverschaffing) traditio longa manu by the Transferor to the Transferee to the custodian (houder) of such assets.

4.	Sale and Transfer of Other Assets

4.1	Accounts receivable

The Transferor hereby assigns to on the Effective Date to the Transferee and the Transferee hereby assumes the accounts receivable and other amounts due from third parties arising out of the conduct of the Dutch Acquired Business, as set forth in Annex 4.1a. For the avoidance of doubt, the Parties acknowledge that the Transferor shall remain entitled to the accounts receivable set forth in Annex 4.1b.

The Transferee will notify the assignment of the accounts receivable and other amounts due from third parties arising out of the conduct of the Dutch Acquired Business, as set forth in Annex 4.1a to the debtors concerned.

4.2	Advertising Material

Included in the assets to be transferred pursuant to Clause 3 are all promotional and advertising materials, including but not limited to, catalogues, brochures, handbooks, manuals and other such materials, of the Dutch Acquired Business located at the premises of the Transferor.

4.3	Prepaid Expenses

The Parties acknowledge that the Transferee shall be entitled to all of the Transferor’s prepaid expenses, deposits, charges, sums and fees made in fulfilment of the contracts transferred according to Clause 7.

5.	Books and Records

Included in the assets to be transferred pursuant to Clause 3 are all books, records and other documentation of the Dutch Acquired Business located at the premises of the Transferor. The Parties acknowledge that the Transferor is legally required to retain certain books, records and other documentation. Therefore, the Transferor will transfer and deliver copies of those documents to be retained.

6.	Assumption of Liabilities

6.1
The Transferee assumes from the Transferor, by way of the assumption of debt with full discharge of the original debtor, all liabilities and obligations of the Business accrued or arising before or after the Closing, including, but not limited to:

a)
all trade accounts payable and accrued liabilities reflected on the Estimated Statement of Net Working Capital, which shall be adjusted after the Effective Date according to the Final Statement of Net Working Capital.

b)	any warranty obligations of Transferor under written warranty agreements and statutory and common law warranty obligations to customers of the Dutch Acquired Business;

c)	any obligations of the Transferor under the Contracts listed or described in Annex 7.1 arising subsequent to the Effective Date.

6.2	Transferee shall not assume or agree to pay, discharge or perform any of the following liabilities or obligations (the “Retained Liabilities”) arising out of

a)
Any claims made or threatened by, or on behalf of any employee or independent contractor (performing duties in the nature of an employee of the Dutch Acquired Business), including, without limitation, any claims relating to or arising out of any tort (intentional or otherwise) or violation of law relating to discrimination, harassment, wrongful termination or other similar matters;

b)	any condition or liability arising on or before the Closing Date which violates or is alleged to violate any Environmental, Health and Safety Laws;

c) income, franchise or other similar taxes;

d) Retained Employees (as hereinafter defined);

e)	any funded debt of Transferor associated with the Business.

6.3
The parties hereto waive compliance with the provisions of any local law applicable to obtaining consents from the creditors of the respective liabilities assumed pursuant to Clause 6.1, that would be required for the transfer of such liabilities from the Transferor to the Transferee.

7.	Sale and Transfer of Contract Rights

7.1
The Transferor assigns to the Transferee and the Transferee hereby assumes from the Transferor in accordance with section 6:159 of the Dutch Civil Code, the contracts including all rights and obligations resulting from the contracts and contractual offers (contractual relationships) of the Dutch Acquired Business which are listed or described in Annex 7.1 hereto.

7.2
As soon as possible after the Effective Date, the Parties will jointly endeavour to obtain the consents from the respective other parties to the contractual relationships to be transferred pursuant to Section 8.1 required to transfer such contractual relationships from the Transferor to the Transferee. To the extent that the consents to the transfer of the contractual relationships cannot be obtained, the Transferor will, in respect of the external relationships, remain the party to the relevant contractual relationship and the Parties will, for the purpose of their internal relationship, behave and treat each other as if the transfer had effectively taken place on the Effective Date. In particular, (i) the Transferor will follow the Transferee's instructions regarding the exercise of any rights under such contractual relationships, (ii) the Transferee shall indemnify the Transferor against any liability arising from the holding of such contractual relationships.

8.	Employment Relationships

8.1
All employment relationships attributable to the Dutch Acquired Business of the Transferor will simultaneous with the consummation of this asset sale and transfer agreement transfer to the Transferee by operation of law pursuant to sec. 7:662 through 7:666 of the Dutch Civil Code. The parties agree that the Transferee will offer the transferring employees terms and conditions of employment (including terms relating to the provision of benefits on retirement, disability or dependants) that are comparable (excluding bonus compensation) and not less favorable than the terms and conditions of employment applicable to the employees just before their transfer to the Transferee.

8.2
The employees the Transferor believes are attributable to the Dutch Acquired Business operated by the Transferor are listed in Annex 8.2. This Annex contains the name of the employees, their age, date of entry in the employment relationship, actual function and salaries/remunerations due to the employees according individual or collective agreements with effect to the Effective Date. However, the parties agree that Annex 8.2 is not exhaustive as labour courts may determine that employees not listed are attributable to the Dutch Acquired Business or that employees listed are not attributable to the Dutch Acquired Business, and that the employment relationships shall transfer according to sec. 7:662 through 7:666 of the Dutch Civil Code irrespective whether they have been included in the Annex 8.2 or not.

9.	Permits

The Parties acknowledge that no assignment to the Transferee of the governmental permits for the operation of the Dutch Acquired Business which were granted on a non-personal or personal basis is required and that the Transferee may make use of such permits without further action.

10.	Registration

The Transferee and the Transferor shall jointly cooperate to fulfil any formalities required by the laws of the Netherlands regarding the transfer of the Dutch Acquired Business.

11.	Remedies

To the extent there is a breach or a default, or a claimed breach or claimed default, under this Agreement, the Parties agree that their rights and remedies shall be governed solely by the Purchase Agreement, and the Parties shall have rights and remedies under the Purchase Agreement in accordance with the third party stipulation set out in Section 1.9 of the Purchase Agreement, which provides that (i) the Transferor and/or the Transferee are third party beneficiaries and that (ii) they are granted standing to institute proceedings to enforce their rights and remedies as provided for in the Purchase Agreement. The Parties agree that they shall not pursue any remedies under this Agreement other than the rights and remedies that are available under the Purchase Agreement in relation to this Agreement.

12.	Miscellaneous

12.1	This Agreement has been prepared in the English language.

12.2	This Agreement shall be governed by the laws of the Netherlands.

12.3
Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

In WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

Transferor: Alpha Security Products B.V.	Transferee: Checkpoint Meto Benelux B.V.
/s/ A.A.M. Krabbenborg	/s/ John R. Van Zile

Name: .A.M. Krabbenborg Title: Managing Director Europe	Name: John R. Van Zile Title: Managing Director

Annex 3:  List of movable tangible assets, which the Transferor sells, and the Transferee purchases

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Annex 4.1a: List of accounts receivable and other amounts due from third parties arising out of the conduct of the Dutch Acquired Business to be transferred

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Annex 4.1b): List of accounts receivable and other amounts due from third parties arising out of the conduct of the Dutch Acquired Business not to be transferred

Annex 7.1: The contracts including all rights and obligations resulting from the contracts and contractual offers (contractual relationships) of the Dutch Acquired Business;

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Annex 8.2: The Transferor's employment relationships transferring to the Transferee;